Organigram Announces Letter of Intent for Strategic Investment in Hyasynth Biologicals Inc.

Investment in Hyasynth Biologicals Inc. would advance Organigram’s interest in next generation cannabinoids

MONCTON, NEW BRUNSWICK – /May 24, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB: OGRMF) (“Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has entered into a letter of intent with Hyasynth Biologicals, Inc. (“Hyasynth”) whereby Organigram proposes to make a strategic investment in Hyasynth. Additionally, the non-binding letter of intent contemplates Organigram entering into an off-take agreement with Hyasynth whereby Organigram can purchase a pre-defined quantity of a range of cannabinoids or cannabinoid related production from Hyasynth on terms set forth in such agreement.

Hyasynth, a biotechnology company based in Montreal, is a leader in the field of phytocannabinoid science and biosynthesis. Their patent-pending technology makes it possible to produce phytocannabinoids using genetically engineered strains of yeast. Fermentation is a well-established and scalable production method for many nutritional products and pharmaceuticals. Hyasynth’s proprietary enzymes and yeast strains allow them to apply this efficient manufacturing platform to CBG, CBD and THC for novel and specialized products, and as pharmaceutical ingredients. Hyasynth previously demonstrated small-scale production of phytocannabinoids under a research exemption. They recently received their dealer’s license from Health Canada, which enables them to expand beyond research and into commercial production.

Pursuant to the terms of the strategic investment, once finalized, Organigram will have the right to purchase up to $10 million in senior secured convertible debentures (the “Debentures”) of Hyasynth in a series of three tranches based on Hyasynth attaining certain milestones in respect of tranches two and three. Upon the occurrence of certain conversion triggers, the outstanding indebtedness under the Debentures would be in whole or in part converted into equity shares of Hyasynth. If fully converted, the shares would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion. Additionally, subject to a successful closing, Organigram will be granted certain investor rights and board representation. Organigram will be granted a floating security interest over the assets of Hyasynth so long as there is indebtedness outstanding under the Debenture(s).

Greg Engel, CEO of Organigram, commented, “As a proven technology the use of bioreactors is an infinitely scalable process which should allow Hyasynth to produce pharmaceutical grade cannabinoids at a significantly lower cost than traditional plant-based production, which has numerous medical and adult recreational use applications. the funding provided by Organigram will allow Hyasynth to refine and optimize its processes at scale via a contract manufacturer as well as fund a purpose-built manufacturing facility for production and also provides Organigram with the ability to purchase up to 25% of the cannabinoids produced by Hyasynth.”

“We are pleased to work in tandem with Hyasynth” Engel continued, “as this proposed strategic investment represents another synergistic partnership to further bolster Organigram’s range of offerings - with a particular view to the future of cannabinoid products to the growing global market.”

Kevin Chen, CEO of Hyasynth, also provided his comments, “Our priorities have always been on a long term view of the industry, where cannabinoid production is absolutely reliable, scalable and versatile for the creation of many different kinds of products with many applications. For us to have the biggest impact, we have been looking for partners who share this vision and want to collaborate with in bringing our technology to market, and making it available to others around the world. We’re happy to be starting off this next phase of our company with an excellent partnership with Organigram.”

Closing of the aforementioned transaction is subject to certain closing conditions, including satisfactory due diligence and any required regulatory approval.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and Organigram is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields, the consummation of the matters referenced herein - that could cause actual results to differ materially from the Organigram's expectations are disclosed in the Organigram's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Organigram disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Organigram please visit: www.Organigram.ca

For further information on this press release, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121